UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Churchill Downs Incorporated

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value

(Title of Class of Securities)

171484108

(CUSIP Number of Class of Securities)

Marcia A. Dall

Churchill Downs Incorporated

600 North Hurstbourne Parkway

Suite 400

Louisville, Kentucky 40222

(502) 636-4400

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

with a copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

10250 Constellation Boulevard, Suite 1100

Los Angeles, California 90067

(424) 653-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$500,000,000	$62,250

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $500,000,000 in value of shares of the Common Stock, par value $0.01 per share, of Churchill Downs Incorporated.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $62,250	Filing Party: Churchill Downs Incorporated
Form or Registration No.: Schedule TO	Date Filed: January 10, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends the Tender Offer Statement on Schedule TO, originally filed by Churchill Downs Incorporated, a Kentucky corporation (“Churchill” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 10, 2018 and amended by Amendment No. 1 filed with the SEC on January 25, 2018 and Amendment No. 2 filed with the SEC on February 8, 2018 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $500,000,000 of shares of its common stock, no par value per share (the “Shares”), at a per Share price not greater than $265.00 and not less than $230.00, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 10, 2018 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment No. 3 does not modify any of the other information previously reported on the Schedule TO or in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 3 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On February 12, 2018, the Company issued a press release announcing the final results of the Offer, which expired at 11:59 P.M., New York City time, on February 7, 2018. A copy of the press release is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)      Press Release issued by the Company on February 12, 2018.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHURCHILL DOWNS INCORPORATED

By:	/s/ Marcia A. Dall
Name:	Marcia A. Dall
Title:	Executive Vice President and Chief Financial Officer

Date: February 12, 2018

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated January 10, 2018.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Advertisement.*
(a)(5)(A)	Press Release issued by the Company on January 10, 2018.*
(a)(5)(B)	Memorandum to employees regarding the tender of their Shares.**
(a)(5)(C)	Press Release issued by the Company on February 8, 2018.***
(a)(5)(D)	Press Release issued by the Company on February 12, 2018.
(d)(1)	Churchill Downs Incorporated Amended and Restated Supplemental Benefit Plan dated December 1, 1998 (filed as Exhibit 10(a) to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed by the Company on March 31, 1999).
(d)(2)	Churchill Downs Incorporated 2003 Stock Option Plan (filed as Exhibit 4(e) to the Registration Statement on Form S-8 filed by the Company on June 20, 2003).
(d)(3)	Fourth Amended and Restated Churchill Downs Incorporated 1997 Stock Option Plan (filed as Exhibit 10(a) to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 filed by the Company on August 14, 2002).
(d)(4)	Churchill Downs Incorporated Amended and Restated Deferred Compensation Plan for Employees and Directors (filed as Exhibit 10(a) to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 filed by the Company on August 14, 2001).
(d)(5)	Form of Stockholder’s Agreement, dated September 8, 2000 among Churchill Downs Incorporated and Duchossois Industries, Inc. (filed as Annex C of the Schedule 14A filed by the Company on April 27, 2000).
(d)(6)	Form of Restricted Stock Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by the Company on November 30, 2004).
(d)(7)	2005 Churchill Downs Incorporated Deferred Compensation Plan, as amended (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 21, 2005).
(d)(8)	2006 Amendment to 2005 Churchill Downs Incorporated Deferred Compensation Plan (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 8, 2006).
(d)(9)	Churchill Downs Incorporated 2007 Omnibus Stock Incentive Plan (filed as Exhibit A to the Schedule 14A filed by the Company on April 30, 2007).
(d)(10)	Amendment to Churchill Downs Incorporated 2005 Deferred Compensation Plan Adopted June 28, 2007 (filed as Exhibit 10(b) to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 filed by the Company on August 7, 2007).
(d)(11)	Amended and Restated Terms and Conditions of Performance Stock Awards Issued Pursuant to the Churchill Downs Incorporated 2007 Omnibus Stock Incentive Plan (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 19, 2008).
(d)(12)	First Amendment to the Churchill Downs Incorporated Amended and Restated Incentive Compensation Plan (1997), effective November 14, 2008 (filed as Exhibit 10(vv) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Company on March 4, 2009).
(d)(13)	2005 Churchill Downs Incorporated Deferred Compensation Plan (As Amended as of December 1, 2008) (filed as Exhibit 10(ww) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Company on March 4, 2009).
(d)(14)	Form of Churchill Downs Incorporated Restricted Stock Agreement (filed as Exhibit 10(ll) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed by the Company on March 12, 2012).
(d)(15)	Churchill Downs Incorporated Executive Annual Incentive Plan (filed as Exhibit A to the Schedule 14A filed by the Company on May 3, 2012).
(d)(16)	Amendment to the Churchill Downs Incorporated 2007 Omnibus Stock Incentive Plan (filed as Exhibit B of the Schedule 14A filed by the Company on May 3, 2012).

(d)(17)	Form of Churchill Downs Incorporated Restricted Stock Unit Agreement (filed as Exhibit 10.1A to the Current Report on Form 8-K filed by the Company on September 28, 2015).
(d)(18)	Form of Churchill Downs Incorporated Performance Share Unit Agreement (filed as Exhibit 10.1B to the Current Report on Form 8-K filed by the Company on September 28, 2015).
(d)(19)	Stock Repurchase Agreement, dated November 19, 2015, between Churchill Downs Incorporated and the Duchossois Group, Inc. (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 19, 2015).
(d)(20)	First Amendment to Stockholder’s Agreement, dated November 19, 2015 between Churchill Downs Incorporated and The Duchossois Group, Inc. (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on November 19, 2015).
(d)(21)	Form of Churchill Downs Incorporated Non-Employee Director Restricted Share Units Agreement (filed as Exhibit 10(a) to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 filed by the Company on August 3, 2016).
(d)(22)	Churchill Downs Incorporated 2016 Omnibus Stock Incentive Plan (filed as Exhibit 10.1 to Current Report on Form 8-K filed by the Company on April 29, 2016).
(d)(23)	First Amended and Restated Churchill Downs Incorporated 2000 Employee Stock Purchase Plan (filed as Exhibit B to the Schedule 14A filed by the Company on March 29, 2016).
(d)(24)	Stock Repurchase Agreement, dated June 9, 2017, between Churchill Downs Incorporated and CDI Holdings, LLC (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 12, 2017).
(d)(25)	Amended and Restated Stockholders Agreement, dated June 9, 2017, between Churchill Downs Incorporated and CDI Holdings, LLC (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on June 12, 2017).

*Previously filed with the Schedule TO filed January 10, 2018.

**Previously filed with Amendment No. 1 to the Schedule TO filed January 25, 2018.

***Previously filed with Amendment No. 2 to the Schedule TO filed February 8, 2018.